Exhibit 99.2

KPMG LLP Chartered Accountants Suite 2000 – One Lombard Place Winnipeg MB R3B 0X3 Canada	Telephone (204) 957-1770 Fax (204) 957-0808 Internet www.kpmg.ca

Manitoba Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: Notice of Change of Auditors of Medicure Inc.

We have read the Notice of Change of Auditor of Medicure Inc. dated May 31, 2013 and are in agreement with the statements contained in such Notice.

Yours very truly

June 5, 2013
Winnipeg, Canada

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